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                                April 7, 2022

       Jun Pei
       Chief Executive Officer
       Cepton, Inc.
       399 West Trimble Road
       San Jose, California 95131

                                                        Re: Cepton, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 11,
2022
                                                            File No. 333-262667

       Dear Dr. Pei:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed March 11, 2022

       Prospectus Cover Page, page i

   1. For each of the shares being registered for resale, disclose the price that the selling stockholder paid for
such share.
   2. We note the significant number of redemptions of your Class A common stock in connection with your
business combination and that the shares being registered for resale will constitute a
considerable percentage of your public float. We also note that all of the shares being registered
for resale were purchased by the selling stockholder for prices considerably below the
current market price of the Class A common stock. Highlight the significant negative
impact sales of shares on this registration statement could have on the public trading prices
of the Class A common stock.
 Jun Pei
FirstName
Cepton, Inc.LastNameJun Pei
Comapany
April       NameCepton, Inc.
       7, 2022
April 27, 2022 Page 2
Page
FirstName LastName
Risk Factors, page 9

3. Please expand your risk factor on page 9 highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investor has an incentive to sell because they will still profit on sales because of the lower prices they purchased their shares than the public investors.
Management's Discussion and Analysis
Business Overview, page 60

4. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
5. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
General

6. Revise your prospectus to disclose that the price that the selling stockholder paid for the shares being registered for sale. Highlight any differences in the current trading price, the price that the selling stockholder acquired their shares, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling stockholder may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase price and the current trading price. Please also disclose the potential profit the selling stockholder will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Jun Pei
Cepton, Inc.
April 7, 2022
Page 3

statement.

       Please contact Erin Donahue, Staff Attorney at 202-551-6001 or Sherry Haywood, Staff
Attorney at 202-551-3345 with any questions.



                                                         Sincerely,
FirstName LastNameJun Pei
                                                         Division of
Corporation Finance
Comapany NameCepton, Inc.
                                                         Office of
Manufacturing
April 7, 2022 Page 3
cc:       Ryan Coombs
FirstName LastName